Exhibit 99.1

NexGen Community Update:

  Signs Impact Benefit Agreement with Buffalo River Dene Nation,
  Signs Mutual Benefit Agreement with Birch Narrows Dene Nation,
  Appoints Community Based Project Liaison Manager, and
  The Court of Queen's Bench for Saskatchewan Dismisses MN-S Application,

VANCOUVER, BC, July 14, 2021 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE MKT: NXE) is pleased to announce the signing of an Impact Benefit Agreement ("IBA") with the Buffalo River Dene Nation ("BRDN"), and the signing of a Mutual Benefit Agreement ("MBA") with the Birch Narrows Dene Nation ("BNDN"), covering all phases of the Rook I Project ("Rook I" or the "Project"), which hosts the 100% owned Arrow uranium deposit.

The Rook I Project is located within the traditional territory of BRDN and BNDN. Both the IBA and MBA define the environmental, cultural, economic, employment and other benefits to be provided to the BRDN and BNDN by NexGen in respect of the Project and confirm the consent and support of both BRDN and BNDN for the Project throughout its complete lifecycle, including reclamation. The Agreements were negotiated and developed out of the Study Agreements signed in 2019. The Study Agreements formalized engagement with the communities to identify potential impacts to Aboriginal and treaty rights and socio-economic interests, and identify potential avoidance and accommodation measures in relation to the Project whilst acknowledging the duty to consult remains with the Crown. Note, the Agreements do not abrogate, extinguish, or constitute the abandonment of any existing Aboriginal, inherent, or treaty rights of the BRDN and BNDN recognized and affirmed pursuant to Section 35 of the Constitution Act, 1982. Importantly, the Agreements are entered into in recognition of the Aboriginal and Treaty Rights of the BRDN and the BNDN.

Chief Elmer Campbell of Buffalo River Dene Nation, commented: "The jobs and business opportunities that our members will be able to obtain with the Project incorporating elite environmental and cultural practices is very exciting. Our community and NexGen have built a meaningful relationship over the past six years based on trust, respect and confidence. The Agreement reflects those key principles. We look forward to the advancement of the Project throughout all phases of its lifecycle."

Chief Jonathan Sylvester of Birch Narrows Dene Nation commented: "I am pleased to announce that we have signed an MBA with NexGen. The Project is still going through the regulatory process to determine its safety and we are participating in that process. On meeting the regulatory requirements, our community stands to benefit with environmental monitoring, jobs, business opportunities, and payments to support community priorities. NexGen has been working with us in a respectful way."

Furthermore, Chief Jonathan Sylvester released a video with his message to BNDN regarding the MBA. The video is available here: BNDN MBA Video

Eric Sylvestre, Birch Narrows Dene Nation Economic Development Officer, commented: "We are pleased to be involved in a project that creates opportunities for our community while still protecting the environment. Past projects from industry passed us by. This represents a major opportunity for us."

Leigh Curyer, Chief Executive Officer of NexGen, commented: "The signing of the Agreements reflects the meaningful respect, trust and commitment developed over the past six years between NexGen and the communities of BRDN and BNDN. The Agreements formalize NexGen's commitment to work in partnership with all local communities, with the mutual objective to responsibly develop the Rook I Project. The genuine commitment to their communities displayed by Chief Campbell and Chief Sylvester, along with their respective Councils and teams, and NexGen's approach to sustainable development of the Rook I project, is reflected in the signing of these industry leading Agreements. We look forward to immediately advancing the exciting elements of these Agreements and our genuine approach to all communities in the Local Project Area."

Appointment of Robert St. Pierre to Project Liaison Manager

Further, NexGen is pleased to announce that in support of NexGen's commitment to local communities, Robert St. Pierre will be joining the team as Project Liaison Manager based out of the Company's office in La Loche. Robert brings a wealth of experience as past President, Local Métis 39, and having served as the mayor of La Loche from 2016 to 2020. NexGen has had the privilege of working closely with Robert since 2016, and his deep commitment to the advancement of local communities will support bringing prosperity and meaningful benefits to the communities where we operate.

The Court of Queen's Bench for Saskatchewan Dismisses MN-S Application

On July 12, 2021, the Court of Queen's Bench for Saskatchewan dismissed an Application filed by the Métis Nation-Saskatchewan ("MN-S") in which the MN-S sought an interlocutory injunction against NexGen to prevent the Project from proceeding with the environmental assessment process through the planned submission of the Environmental Impact Statement.

NexGen continues to progress the development of a sustainable and responsible Project, that in turn has the power to create sustainable long-term benefit and opportunity for all local communities in the Project Area over multiple generations.

Troy Boisjoli, Vice-President, Exploration and Community, commented: "Since 2013, we have been working with all of the communities local to the Project, as evidenced by the successful development and implementation of meaningful community programs focused on education, health and wellness, and economic capacity building. NexGen has and always will be committed to providing significant sustainable benefits and opportunities in a respectful and responsible manner. Effective partnerships developed with local communities is a key aspect of that commitment, and we continue to welcome constructive negotiations with the MN-S to deliver substantial benefits to the members of the Métis Nation-Saskatchewan-Northern Region II across all phases of the Project."

About NexGen

NexGen is a British Columbia corporation with a focus on developing the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada into production. Rook I hosts the Arrow Deposit with a Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.  Arrow's development is supported by a NI 43-101 compliant Feasibility Study which outlines industry leading environmental performance and economics.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking information in this press release includes, but is not limited to, statements regarding use of proceeds.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed financing transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, impact of the COVID-19 pandemic, including related to the length, severity and spread of the pandemic and measures taken by governmental authorities and public health officials in respect of the pandemic, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 19, 2021 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content:https://www.prnewswire.com/news-releases/nexgen-community-update-301333388.html

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2021/14/c1482.html

%CIK: 0001698535

For further information: Contact Information, Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112 lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President, Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 14-JUL-21